02 MAY 23 AM 10:15

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 17, 2002

02034347

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

Johan VERHOEVEN

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

P

dlw 5/29

Board Meeting of March 29, 2002

The Board has approved the new train schedule starting in December 2002. The modifications are intended to improve the offer and increase the number of passengers.

The Board has studied the results of the punctuality rapport for 2001. The punctuality percentage of 94.2% (after neutralisation) is the best result attained during recent years.

The city of Hasselt and SCNB have studied the possibilities for the renewing of the stations neighbourhood as part of the construction of Flemish Administrative Centre near the train station of Hasselt.

Datum: 29/03/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Meer treinen vanaf december 2002

De Raad van Bestuur van de NMBS kwam vandaag vrijdag 29 maart 2002 samen onder het voorzitterschap van Michel Damar.

De Raad heeft de aanpassing van de dienstregeling vanaf december 2002 goedgekeurd. Hierdoor moet het treinaanbod aantrekkelijker worden en moet het aantal reizigers op volgende verbindingen stijgen:

- het aantal L-treinen tussen Hasselt en Mol zal, tijdens de week, stijgen tot een trein per uur in plaats van een trein per twee uren zoals dat nu buiten de spitsuren het geval is, wat neerkomt op 12 bijkomende treinen. In Mol zal de aansluiting met de IR e-trein Neerpelt – Antwerpen verzekerd worden;
- momenteel rijdt er tijdens de zomer (van juni tot september) elk uur een L-trein tussen Brugge en Kortrijk, en een trein per twee uren van oktober tot mei. Vanaf december van dit jaar zal hier het hele jaar door een L-trein per uur rijden;
- op weekdagen rijdt er vanaf december tussen Charleroi en Couvin een L-trein (en enkele P-treinen tijdens de piekuren) per uur. Dit komt neer op 57 treinen - in beide richtingen samen - per dag, tegenover 38 nu. Tijdens de weekends zal er in plaats van een trein per twee uren vanaf dan ook een trein per uur rijden;
- tijdens het weekend rijden er momenteel in elke richting vier L-treinen tussen Ciney en Aarlen. Vanaf december wordt dit een trein elke twee uren, waardoor er een continue verbinding Ottignies – Namen – Ciney – Aarlen ontstaat.

Verder heeft de Raad een rapport bestudeerd over de stiptheidscijfers voor 2001. Met een stiptheidspercentage van 94,2% (na neutralisatie, of 91,2% zonder neutralisatie) haalt de NMBS een van haar beste stiptheidscijfers van de afgelopen jaren.

Stiptheid van de treinen (%)


100
95
90
85
80
75

	1998	1999	2000	2001
□ met neutralisatie	91,9	94,3	93,6	94,2
■ zonder neutralisatie	88,8	91,4	90,7	91,2

Vooral de eerste negen maanden van 2001 waren erg goed. Tijdens het laatste trimester was er een lichte terugval (onder meer door veel vertragingen die te wijten waren aan derden, veel weekendwerkzaamheden op cruciale plaatsen in het net, een aantal bovenleidingsbreuken).

De stad Hasselt en de NMBS hebben samen de mogelijkheden bestudeerd van de heraanleg van de stationsomgeving, in het kader van de bouw van het 'Vlaams Administratief Centrum'. De projectontwikkelaar die uiteindelijk de opdracht kreeg toegewezen, had in zijn concept voor de stationsomgeving bijzondere aandacht voor de heroriëntering van de parkeergelegenheid, de verbetering van de verkeerscirculatie rond het station, de inrichting van bushaltes en de ontsluiting van het station. De inwijding van de nieuwe installaties is gepland voor september 2003.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Vendredi 29 mars 2002

Davantage de trains à partir de décembre 2002

Le Conseil d'Administration de la SNCB s'est réuni ce vendredi 29 mars sous la présidence de Michel Damar.

Le Conseil a approuvé des modifications de l'offre du service des trains qui interviendront à partir du mois décembre 2002. Celles-ci visent à rendre l'offre plus attractive et permettre l'accroissement du nombre de voyageurs sur les relations suivantes :

- La relation L Charleroi – Couvin bénéficiera en semaine d'une cadence horaire et de trains P supplémentaires aux heures de pointe, soit pour les deux sens réunis, 57 trains par jour au lieu de 38 actuellement. Le week-end, une fréquence horaire sera assurée au lieu d'un train toutes les deux heures actuellement ;
- La relation L Ciney – Arlon est assurée actuellement le week-end par 4 trains dans chaque sens. Cette fréquence sera portée à un train toutes les deux heures, formant une relation continue Ottignies – Namur – Ciney – Arlon ;.
- La relation L Hasselt – Mol bénéficiera en semaine d'une cadence horaire (au lieu d'un train toutes les deux heures en dehors des périodes de pointe), ce qui représente 12 trains supplémentaires. La correspondance sera assurée à Mol avec l'IR e Neerpelt – Anvers ;
- La relation L Bruges – Courtrai est assurée actuellement toutes les heures en service d'été (juin à septembre) et toutes les deux heures en service d'hiver (octobre – mai). A partir du mois de décembre 2002, il y aura un train toutes les heures toute l'année.

Le Conseil a examiné un rapport sur la ponctualité en 2001. Avec un pourcentage de 94,2% (avec neutralisation, ou 91,2% sans neutralisation), la ponctualité a enregistré un de ses meilleurs niveaux de ses dernières années.

Régularité des trains (%)


100
95
90
85
80
75

	1998	1999	2000	2001
□ avec neutralisation	91,9	94,3	93,6	94,2
■ sans neutralisation	88,8	91,4	90,7	91,2

L'es neuf premiers mois de 2001 ont été particulièrement bons. Un léger recul a été constaté pendant le dernier trimestre, en raison de nombreux retards à imputer à des tiers, de travaux concentrés spécialement le week-end et à des endroits névralgiques et un certain nombre d'avaries d'origines diverses.

La ville d'Hasselt et la SNCB ont étudié ensemble les possibilités de réaménagement des abords de la gare en vue de l'implantation du "*Vlaams Administratief Centrum*" . Une société d'architectes paysagistes et designers a été désignée et l'inauguration des nouvelles installations est prévue pour septembre 2003.
Une attention toute particulière sera consacrée à la réorientation du stationnement, à l'amélioration de la circulation routière, l'implantation des arrêts de bus et le désenclavement de la gare.

02 MAY 23 AM 10:50

Press releases from February until March 2002

Date: February 05, 2002

Summary: Following some publications in local newspapers, SNCB wishes to clarify some issues surrounding the business plan of ABX Logistics approved by the Board of SNCB in October and November of last year. The business plan presents the following results: ABX Logistics will need a further cash injection of EUR 250 million for the period 2001 – 2002, ABX Logistics will have no need for further cash injections from 2003 on and ABX Logistics will have a positive cash flow attribution to the SNCB group from 2004 onwards.

This business plan has been evaluated by the Boston Consulting Group based on two different scenarios:

- a voluntary scenario that permits the definition of objectives for the operational units and allows the determination of when and how ABX Logistics will be profitable.
- a prudent scenario that permits the forecast of the cash-flow for the coming years. This scenario contains a number of safety margins in case the operational objectives are only partially attained or when they are delayed.

The conclusions of the Boston Consulting Group are the following:

- The results of ABX Logistics at the end of October 2001 were in line with forecasts from the business plan;
- Based on the prudent scenario, the cash injection of EUR 250 million will be enough to cover the cash deficits of ABX Logistics;
- Under both scenarios, ABX Logistics will be able to attain a break-even cash-flow situation;
- Under the voluntary scenario, ABX Logistics will have a break-even result over 2003 and be profitable from 2004 onwards;
- From 2004 onwards, ABX Logistics will have a positive cash contribution to the SNCB group.

Date: February 21, 2002

Summary: SNCB has been surprised by the summary made by Eurogroup Consulting about the evaluation made the Boston Consulting Group of the business plan of ABX Logistics. The summary has been made without a thorough analysis of the evaluation and without contacting any senior people from SNCB or ABX Logistics and aims to conclude that ABX Logistics should be sold as soon as possible.

The summary has been based on the market conditions of 5 to 10 years ago before the guidelines of the European Commission to open the market of freight transport to general competition. The SNCB aims to develop a firm operational freight pool that is able to act as a competitive player on behalf of the Belgian economy on the European market. In comparison with some of the neighbouring countries (France and Germany) the domestic network of SNCB is not extensive enough to cover the needs of the Belgian companies and ports.

Date: March 11, 2002

Summary: The most recent (end of 2001) quality survey with the domestic travellers shows a remarkable increase in satisfaction and the best result since 1999. The global score reached 7.2 compared to 6.9 during the same period last year. Highest scores were attained for the following aspects: information in the train stations (7.3) and on the train (6.8), SNCB personnel in the train stations (7.4) and punctuality (6.3). The highest overall score remains for the personnel onboard of the trains (7.8).

Date: March 25, 2002

Summary: SNCB ends the 2001 fiscal year with a positive result of € 1 million (€ 5.9 million during 2000). No dividends will be distributed this year. EBIT reached € 38.1 million due to increased charges (+2.5%).

The higher exploitation charges are mainly due to an increase in labour cost. Turn-over has stabilised. Both domestic passenger transport (+4,1%) and international passenger transport (+1%) increased, but revenues from freight transport decreased (-6.2%).

SNCB has realised € 1,272 million investments (52% financed by the government, 46% financed by SNCB and 2% financed by others). € 832 million has been invested in the classic network and € 354 million has been invested in the high-speed network.

Date: March 25, 2002

Summary: After the tragic train incident last year at Pécrot, SNCB has even more intensified its continuous process of improving the overall safety on the network. Safety improvements are realised or projected in the following areas:

Train personnel All new personnel has to pass through a rigorous selection process and theoretical and practical training. SNCB has acquired for this two full scale and 33 simplified train simulators. During their career all personnel is continuously monitored and is required to follow additional training.

Communication SNCB has engaged in a long term project for the creation of a dedicated GSM-R network. In the mean time, all train personnel has received a normal GSM and improvements have been realised in other train communication technologies. Based on a general review off all existing means of communication between the different agents (signal posts, dispatching, ...) additional means of communication have been made available.

Rolling stock All rolling stock has to comply with strict safety procedures.

Infrastructure All tracks (6.095 km) receive a weekly manual and a semi-annual automatic (by modern measure engines) inspection. The other items of the rail infrastructure (contact wires, signalling equipment, powers supply, ...) receive an equivalent maintenance. All out-dated signalling equipment is in the process of being replaced by state of the art equipment. In December 1999, the Board of SNCB has approved the adoption of a uniform European Train Control System. This will be fully realised as a part of the investment program 2001 – 2012.

Closure of level crossings During the last 20 years 1.500 level crossings have already been closed. The improvement and closure of other level crossings form part of a continuously process with SNCB.

Regulation and procedures Internal regulations and procedures are adapted to European regulations and are being rewritten in easily understandable documents that can been used during emergencies.

SNCB personnel Given that the overall safety lies in the hands of personnel, SNCB encourages all personnel to follow adapted training. Compulsory training focused on communication and safety regulations during crises is given to certain groups of personnel.

mediabericht

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 05/02/02

Het business plan van ABX LOGISTICS

Naar aanleiding van berichten die gisteren en vandaag in sommige media verschenen, wensen wij correcte informatie te geven m.b.t. het business plan van ABX LOGISTICS en de evaluatie van het plan door de Boston Consulting Group.

Tussen juli en september 2001 werd door het voltallige management van ABX LOGISTICS een business plan opgesteld voor de periode 2001 – 2005. In oktober en november 2001 werd dit plan voorgelegd aan de Raad van Bestuur van de NMBS.

Het business plan stelt:

- dat ABX LOGISTICS een cash-injectie nodig heeft van 250 miljoen euro (over de periode 2001 en 2002);
- dat vanaf 2003 ABX LOGISTICS geen verdere cash-injecties behoeft;
- dat vanaf 2004 een positieve cash-bijdrage aan de NMBS groep wordt geleverd.

In december 2001 werd door de NMBS aan de Boston Consulting Group (BCG) gevraagd het business plan te onderzoeken en te evalueren.

De Boston Consulting Group concludeert dat ABX LOGISTICS in staat moet zijn deze doelstellingen te halen.

BCG heeft twee scenario's ontwikkeld:

- een *voluntaristisch* scenario dat toelaat de objectieven van de operationele units te definiëren en te bepalen wanneer, en in welke mate, ABX LOGISTICS winstgevend kan worden;
- een *voorzichtig* scenario dat toelaat de tesauriebehoeften te evalueren voor de volgende jaren. Het bevat een aantal veiligheidsmarges in geval de operationele resultaten slechts gedeeltelijk of vertraagd worden behaald. In dit *voorzichtige* scenario wordt gesteld dat het behalen van de resultaten zo goed als zeker is, zelfs als de economische context slechter wordt dan voorzien.

Over het business plan van ABX LOGISTICS zegt de Boston Consulting Group hetvolgende:

- de resultaten van ABX LOGISTICS eind oktober 2001 gaven een tendens aan die in de lijn lag van het business plan; deze tendens werd bevestigd in de resultaten van eind november 2001;
- op basis van het *voorzichtige* scenario zal de geplande herkapitalisatie met 250 miljoen euro toelaten de tesauriebehoeften van ABX LOGISTICS te dekken;
- ABX LOGISTICS kan in 2003 een evenwicht bereiken op gebied van cash flow met beide voorgestelde scenario's; in het geval van het *voluntaristisch* scenario zal de cash flow van 2001-2002 hoger zijn dan voorgesteld in het business plan; bij het *voorzichtige* scenario zal die overeenkomen met die in het business plan;
- volgens het *voluntaristische* scenario zal ABX LOGISTICS in 2003 ongeveer een evenwicht bereiken wat de netto resultaten betreft, en winstgevend zijn in 2004;
- vanaf 2004 zal ABX LOGISTICS een positieve cash-flow genereren en haar verdere ontwikkeling zelf kunnen financieren.
  Met het *voorzichtige* scenario kan de gegenereerde cash in 2005 30 miljoen euro per jaar bedragen, en met het *voluntarische* scenario 85 miljoen euro per jaar.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 05/02/02

Le Business Plan d'ABX LOGISTICS

Suite à la publication d'articles hier et aujourd'hui dans certains médias, la SNCB souhaite apporter les informations précises concernant le business plan d'ABX LOGISTICS et l'évaluation du plan par le Boston Consulting Group.

Entre juillet et septembre 2001, un business plan pour la période de 2001 à 2005 a été élaboré par l'ensemble du management de ABX LOGISTICS. En octobre et novembre 2001, ce plan a été soumis au Conseil d'Administration de la SNCB.

<u>Le business plan stipule que :</u>

- ABX LOGISTICS a un besoin de trésorerie de 250 millions d'Euros (pour la période 2001 et 2002);
- à partir de 2003, ABX LOGISTICS n'aura plus besoin d'injection de cash supplémentaire;
- à partir de 2004, un return financier positif sera apporté à la SNCB

En décembre 2001, la SNCB a demandé Boston Consulting Group (BCG) d'examiner et d'évaluer le business plan.

Le Boston Consulting Group a conclu de cet examen que ABX LOGISTICS doit être en mesure d'atteindre ces objectifs.

<u>BCG a développé deux scénarios :</u>

- un scénario "volontariste" qui permet de définir les objectifs des unités opérationnelles et de déterminer quand et à quelle hauteur ABX peut devenir bénéficiaire.
- un scénario "prudent" qui permet d'évaluer les besoins de trésorerie pour les prochaines années. Il comporte un nombre de marges de sécurité en cas d'obtention incomplète ou différée des résultats opérationnels. Dans ce scénario "prudent", il est stipulé que l'obtention des résultats est pour ainsi dire certaine, même si le contexte économique devait être moins bon que prévu.

Le Boston Consulting Group précise encore ceci à propos du business plan d'ABX LOGISTICS:

- les résultats d'ABX LOGISTICS à fin octobre 2001 faisaient apparaître une tendance en phase avec le business plan. Cette tendance a été confirmée par les résultats à fin novembre 2001
- sur base du scénario "prudent", la recapitalisation prévue de 250 millions d'Euros permettra de couvrir les besoins de trésorerie d'ABX LOGISTICS
- ABX LOGISTICS peut atteindre, en 2003, un équilibre en terme de cash-flow dans les deux scénarios. Dans le cas du scénario "volontariste", le cash-flow de 2001-2002 sera plus élevé que présenté dans le business plan. Dans le scénario "prudent", celui-ci correspondra à celui prévu dans le business plan.
- sur base du scénario "volontariste", ABX LOGISTICS sera proche de l'équilibre en 2003 en terme de résultat net, et bénéficiaire en 2004.
- à partir de 2004, ABX LOGISTICS générera un cash-flow positif et pourra financer elle-même son développement futur.

  Dans le cas du scénario "prudent", le cash généré en 2005 peut atteindre les 30 millions d'Euros par an, et dans le cas du scénario "volontariste", les 85 millions d'Euros par an.

Datum: 21/02/02

De NMBS heeft met verbazing kennis genomen van de synthesenota over de groep ABX LOGISTICS opgemaakt door Eurogroup Consulting.

Zij stelt vast dat deze consultant stelling neemt over het rapport van The Boston Consulting Group (B.C.G.) waarop de Raad van Bestuur en de Directie zich steunen, zonder er een grondige analyse van te maken en zonder enig contact met de directie van ABX, de NMBS of van een van de grote buitenlandse dochtermaatschappijen. De foutieve interpretatie van de gegevens van het BCG-dossier is manifest.

De nota van Eurogroup Consulting is er duidelijk op gericht tot de conclusie te kunnen komen dat ABX LOGISTICS zo snel mogelijk moet verkocht worden, zonder een grondige waardering ten opzichte van de vervoermarkt.

Hoe anders verklaren dat een bedrijf waarin (volgens hen) € 750 miljoen werd geïnvesteerd en dat nog in volle herstructurering is, op dit ogenblik € 500 miljoen à € 600 miljoen verkoopwaarde zou hebben en binnen drie jaar, nadat intussen volgens hen € 330 miljoen extra is geïnvesteerd en het geheel financieel in evenwicht is, de ABX Group slechts € 100 miljoen meer waard zou zijn (eindconclusie van de nota Eurogroup)?

De NMBS stelt vast dat de Eurogroup Consulting haar overwegingen maakt op basis van markttoestanden van 5 tot 10 jaar geleden. Vandaag de dag zijn er Europese richtlijnen welke binnen de ganse Unie vanaf 2003 de open concurrentie op de transportmarkt tot stand brengen.

De NMBS beoogt op korte termijn een stevige operationele goederenpool te realiseren die, in het belang van het Belgische bedrijfsleven een volwaardige actor is op de Europese vervoermarkt. Dit streven kan niet gerealiseerd worden met goederenvervoer per spoor alleen, gezien de beperkte omvang van ons nationaal spoorwegnet en het veel grotere hinterland van ons bedrijfsleven en onze havens.

Tegenover Fret – SNCF en Railion (DB) met hun groot binnenlands net, is de NMBS-

groep verplicht aan zijn goederensector een extra dimensie te geven om zijn plaats op de Europese vervoermarkt te kunnen veilig stellen. De gedwongen beperking van het NMBS-aanbod tot het spoor alleen, zoals Europgroup Consulting vooropstelt, is in dit opzicht niet relevant.

De NMBS benadrukt dat haar vraag gericht tot de overheid essentieel gericht is op de verzelfstandiging van de ABX Group met de mogelijkheid om het kapitaal tot beloop van maximum 25% open te stellen voor derde investeerders.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 21/02/02

La SNCB a pris connaissance avec étonnement de la note de synthèse relative au groupe ABX LOGISTICS établie par Eurogroup Consulting.

Elle constate que ce consultant prend position sur le rapport du Boston Consulting Group (B.C.G.) sur lequel se basent le Conseil d'Administration et la Direction, sans en faire une analyse approfondie et sans aucun contact avec la direction d'ABX, de la SNCB ou d'une des grandes filiales étrangères. Les données du dossier B.C.G. font de toute évidence l'objet d'une interprétation erronée.

La note d'Eurogroup Consulting vise manifestement à pouvoir arriver à la conclusion qu'il faut vendre ABX LOGISTICS dans les meilleurs délais, sans évaluation approfondie par rapport au marché des transports.

Sinon comment expliquer qu'une entreprise où (selon la note précitée) € 750 millions ont été investis et qui est toujours en pleine restructuration, aurait aujourd'hui une valeur de vente de € 500 millions à € 600 millions et qu'ABX Group ne vaudrait plus que € 100 millions dans trois ans (conclusion finale de la note Eurogroup), après des investissements supplémentaires de € 330 millions (selon la note) et l'ensemble ayant atteint l'équilibre financier ?

La SNCB constate qu'Eurogroup Consulting fonde ses considérations sur la situation du marché d'il y a 5 à 10 ans. Aujourd'hui, il y a des directives européennes qui prévoient la concurrence ouverte sur le marché des transports dans toute l'Union à partir de 2003.

L'objectif de la SNCB est de réaliser à court terme un pôle fret opérationnel solide, capable d'être, dans l'intérêt de la vie économique belge, un acteur à part entière sur le marché européen des transports. Cet objectif ne peut pas être réalisé par le seul transport ferroviaire de marchandises, compte tenu de la faible étendue de notre réseau ferré national et du hinterland nettement plus grand de nos entreprises et de nos ports.

Par rapport à Fret-SNCF et Railion (DB) avec leur réseau intérieur étendu, le groupe SNCB est obligé de donner à son secteur fret une dimension supplémentaire afin de pouvoir sauvegarder sa position sur le marché européen des transports. Dans ce contexte, contraindre la SNCB à limiter son offre au seul transport ferroviaire, comme préconisé par Eurogroup Consulting, n'est pas pertinent.

La SNCB souligne que sa demande adressée au Gouvernement vise essentiellement l'autonomisation d'ABX Group, avec la possibilité d'ouvrir le capital à des tiers investisseurs à concurrence de 25 % au maximum.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 11/3/02

Tevredenheid treinreiziger stijgt

De meest recente kwaliteitsenquête bij de binnenlandse reizigers vertoont een opmerkelijke stijging van de tevredenheid én het beste resultaat sinds begin 1999. Het gaat om de resultaten van de ondervraging vierde fase 2001, uitgevoerd door het onafhankelijke onderzoeksbureau IPSOS in opdracht van de NMBS. Alle aspecten krijgen een gunstigere (in één geval een gelijke) quotering dan in de vergelijkbare periode van een jaar eerder. De globale tevredenheidsgraad bedraagt 7,2 (6,9 een jaar voordien). Een opsteker na de vorige, minder goede score in de derde fase.

Enquêtes kunnen nuttige aanwijzingen geven om pijnpunten te ontdekken en prioriteiten te bepalen. Eigenlijk leveren de resultaten enkel op langere termijn significante gegevens op. Het belang van de resultaten op een geïsoleerd moment mag dus niet worden overschat. Niettemin is de NMBS verheugd over de antwoorden die werden opgetekend in december 2001, na de erg kritische evaluatie in de herfst. De onvrede met de stakingsdagen van oktober zat daar toen ongetwijfeld voor veel tussen.

Ongeveer 3600 klanten werden in de vierde fase 2001 ondervraagd in treinen verspreid over de verschillende lijnen van het land. Verschillende aspecten haalden de beste score van de laatste drie jaar: kwaliteit van de informatie in de stations (7,3) en in de treinen (6,8), NMBS-personeel in de stations (7,4) en stiptheid (6,3). Het hoogste waarderingscijfer gaat evenwel, zoals vaak het geval in het verleden, naar de treinbegeleiders (7,8). *(Verdere details staan vermeld in bijgevoegde tabel.)*

Eind maart wordt het rapport over de kwaliteitsbarometer voor het ganse jaar 2001 en een vergelijking met de voorgaande jaren verwacht.

	Resultaten van de vierde fase van 2001 en vergelijking met dezelfde fase in 2000		
	F4 – 2000 December	F4 – 2001 December	
Algemene tevredenheid	6,91	7,18	↗↗
Onthaal en dienstverlening in de stations	6,96	7,14	↗↗
Comfort op de treinen	6,52	7,10	↗↗
Netheid op de trein	6,05	6,45	↗↗
Frequentie van de treinen	6,29	6,66	↗↗
Stiptheid van de treinen	5,93	6,25	↗↗
Informatie op de treinen	6,43	6,79	↗↗
NMBS-personeel op de treinen	7,55	7,75	↗↗
NMBS-personeel in de stations	7,14	7,36	↗↗
Informatie in de stations	7,15	7,27	↗↗
De prijs	6,90	6,84	=

Date: 11/03/02

Les utilisateurs du train de plus en plus satisfaits

Il ressort des dernières enquêtes de satisfaction menées auprès de notre clientèle que le taux de satisfaction des voyageurs, en service intérieur, est nettement en augmentation. Il s'agit du meilleur résultat depuis le début de l'année 1999.

Ces résultats sont le fruit de la dernière enquête trimestrielle menée fin 2001, par le bureau d'études indépendant IPSOS auprès de la clientèle des trains, à la demande de la SNCB. L'ensemble des critères a reçu une cote plus favorable (une cote équivalente pour l'un d'entre eux) que celle obtenue l'année dernière à la même période. Le taux de satisfaction générale est de 7,2 (6,9 l'année précédente). Une évolution appréciée, après un score médiocre lors de la troisième phase.

Les enquêtes sont un bon indice pour la SNCB. Elles permettent de dégager les points sensibles pour les voyageurs et de déterminer quelles sont les priorités. Toutefois, ce n'est qu'à long terme que ces enquêtes peuvent livrer des indications significatives. Par conséquent, il ne faut pas donner trop d'importance aux résultats d'une enquête à un moment déterminé. Toutefois, la SNCB se réjouit de la manière dont la clientèle a répondu aux enquêtes effectuées en décembre 2001, après une évaluation plus que critique durant l'automne. Le mécontentement des voyageurs suite aux grèves d'octobre 2001 était certainement un facteur non négligeable dans ce jugement assez sévère.

Près de 3 600 clients ont été interrogés lors de la quatrième phase 2001, à bord des trains circulant sur différentes lignes du réseau. Plusieurs critères ont obtenu le meilleur score depuis trois ans: la qualité de l'information dans les gares (7,4), et dans les trains (6,8), le personnel SNCB dans les gares (7,4) et la ponctualité (6,3). Le meilleur score obtenu va, comme souvent par le passé, aux accompagnateurs de train (7,8). (Plus de détails dans le tableau en annexe).

Le rapport sur le baromètre qualité pour l'ensemble de l'année 2001 et une comparaison avec les chiffres des années précédentes sont attendus pour fin mars.

	Résultats de la quatrième phase de 2001 et comparaison avec la même phase en 2000		
	P4 – 2000 Décembre	P4 – 2001 Décembre	
Satisfaction générale	6,91	7,18	↗↗
Accueil et service dans les gares	6,96	7,14	↗↗
Confort	6,52	7,10	↗↗
Propreté	6,05	6,45	↗↗
Fréquence	6,29	6,66	↗↗
Ponctualité	5,93	6,25	↗↗
Qualité de l'information dans les trains	6,43	6,79	↗↗
Personnel SNCB à bord des trains	7,55	7,75	↗↗
Personnel SNCB dans les gares	7,14	7,36	↗↗
Qualité de l'information dans les gares	7,15	7,27	↗↗
Prix	6,90	6,84	=

mediabericht

Datum: 25/03/02

NMBS-resultaat positief in 2001
Reizigersvervoer blijft sterk groeien

Het dienstjaar 2001 werd afgesloten met een positief resultaat van € 1 miljoen. Dit moet worden vergeleken met de € 5,9 miljoen winst in 2000. Rekening houdend met de bewegingen in de belastingvrije reserves, zullen voor 2001 geen dividenden verdeeld worden.

Het EBIT, of bedrijfsresultaat, bedraagt € 38,1 miljoen, als gevolg van een toename van de lasten met 2,5%.
De stijging van de exploitatiekosten komt voornamelijk voort uit bezoldigingen en sociale lasten van het actieve personeel (+4,1%), het effectief stijgt met 1,1% en hun eenheidskost met 3,1%. De omzet blijft nagenoeg ongewijzigd met, naargelang de sector, verschillende evoluties:

- *binnenlands reizigersverkeer*: de omzet gaat er met 4,1% op vooruit en het aantal reizigers en reizigers-kilometer stijgen respectievelijk tot 146,5 miljoen (+4,7%) en 6599,4 miljoen (+4,5%). Sedert de invoering van het nieuwe IC/IR-plan in 1998 steeg het reizigersaantal met meer dan 13 %.
- *internationaal reizigersverkeer*: de omzet stijgt met 1% en het aantal reizigers met 3% (13,8 miljoen). De stijging van het Thalysverkeer beloopt 4,9% wat het aantal reizigers betreft en +9,2% inzake omzet. Sinds 1998 steeg het aantal reizigers op de internationale treinen met 16%.
- *goederenverkeer*: de omzet van het spoorwegvervoer daalt met 6,2%, wat te wijten is aan de vertraging van de economische groei en sociale spanningen in sommige landen. Het verkeer in wagenladingen bereikte 57,1miljoen ton (-6,9%) en het aantal verzendingen van de afdeling ABX steeg verder tot 8.388.000 (+1,4%).

Het financieel resultaat bedraagt op € –57,2 miljoen, wat een verbetering betekent ten opzichte van het vorig boekjaar met € 42,4 miljoen. Het boekjaar 2000 werd echter gekenmerkt door belangrijke waardeverminderingen op de vlottende activa. Zonder deze uitzonderlijke boekingen, verslechteren de financiële resultaten voor 2001 met

€ 11,6 miljoen in vergelijking met het jaar 2000, vooral als gevolg van de financiële schuld. Op 31 december 2001 bedroeg die € 3,9 miljard, ten opzichte van € 2,7 miljard een jaar eerder, of een verhoging met € 1,2 miljard.

De NMBS heeft in 2001 voor € 1272 miljoen investeringen geboekt. 52% van deze investeringen zijn gefinancierd door de Staat (Ministerie van Verkeerswezen en Infrastructuur), 46% wordt gedragen door de NMBS zelf en 2% wordt bijgedragen door derden.

€ 832 miljoen of 70% van de investeringen zijn investeringen in het klassiek net en in het klassiek rollend materieel, de hst (€ 354 miljoen) neemt 30% voor haar rekening. In de hst-infrastructuur komt 47% van de investeringen ook ten goede aan het klassiek verkeer door het gemengd gebruik hst/klassiek van de infrastructuur op bepaalde baanvakken.

De klassieke investeringen hebben vooral betrekking op de infrastructuur (€ 517 miljoen) en het rollend materieel en de modernisering van de werkplaatsen (€ 250 miljoen). In de uitgaven voor infrastructuur zitten € 75 miljoen specifiek voor het onthaal van de cliënteel en € 88 miljoen werd specifiek geïnvesteerd in het goederenvervoer en de ontwikkeling van de havens.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 25/03/02

Résultat SNCB 2001 positif
Le transport de voyageurs continue à progresser fortement

L'exercice 2001 se clôture par un résultat positif de € 1 million, à comparer au résultat 2000 de + € 5,9 millions. Compte tenu des mouvements sur les réserves immunisées, aucun dividende ne pourra être distribué en 2001.

L'EBIT (résultat d'exploitation) s'élève à + € 38,1 millions, conséquence d'une croissance des charges de 2,5 %. Cette hausse des coûts d'exploitation s'observe essentiellement dans les rémunérations et charges sociales du personnel en activité (+4,1%), les effectifs augmentant de 1,1 % et leur coût unitaire de 3,1%. Le chiffre d'affaires reste quasi stationnaire, avec des évolutions différentes suivant les secteurs:

- secteur voyageurs intérieur: le chiffre d'affaires progresse de 4,1% et le nombre de voyageurs et de voyageurs-km s'établit, respectivement, à 146,5 millions (+4,7 %) et 6 599,4 millions (+4,5%). Depuis le lancement du nouveau plan IC/IR en 1998, le nombre de voyageurs a augmenté de plus de 13 %.

- secteur voyageurs international: le chiffre d'affaires augmente de 1% et le nombre de voyageurs de 3% (13,8 millions). La hausse du trafic Thalys atteint +4,9 % en nombre de clients et +9,2 % en chiffre d'affaires. Depuis 1998, la hausse du trafic voyageurs international s'élève à 16%.

- secteur marchandises: le chiffre d'affaires du transport ferroviaire a reculé de 6,2 %, en raison du ralentissement de la croissance économique et de perturbations sociales survenues dans certains pays européens. Le trafic charges complètes s'établit à 57,1 millions de tonnes (-6,9 %) et le nombre d'expéditions de la division ABX s'élève à 8 388 milliers d'envois (+1,4 %).

Les résultats financiers s'établissent à - € 57,2 millions, soit une amélioration de € 42,4 millions par rapport à l'exercice précédent. Toutefois, l'exercice 2000 avait été marqué par d'importantes réductions de valeur sur actifs. Hormis ces réductions exceptionnelles, les résultats financiers de 2001 diminuent de € 11,6 millions par rapport à l'année 2000,

conséquence essentiellement de l'évolution de la dette financière. Celle-ci s'élève au 31 décembre 2001 à € 3,9 milliards contre € 2,7 milliards un an auparavant, soit une majoration de € 1,2 milliards.

En 2001, la SNCB a investi €1 272 millions: 52 % de ce montant sont financés par l'Etat (Ministère des Communications et de l'Infrastructure), 46 % sont supportés par la SNCB ellemême et 2 % sont apportés par des tiers.

€ 832 millions soit 70 % des investissements ont été investis dans le réseau et le matériel roulant classiques, et 30 % dans le réseau à grande vitesse (€ 354 millions). 47% des investissements réalisés dans l'infrastructure TGV bénéficient également au trafic classique, étant donné l'utilisation commune de certains tronçons tant pour le trafic intérieur que pour le trafic à grande vitesse.

Les investissements classiques concernent principalement l'infrastructure (€ 517 millions), le matériel roulant et la modernisation des ateliers (€ 250 millions).
En ce qui concerne les dépenses d'infrastructure, € 75 millions ont été investis en faveur de l'amélioration de l'accueil à la clientèle et € 88 millions pour le transport marchandises et le développement des installations ferroviaires portuaires.

Datum: 25/03/02

NMBS streeft steeds naar meer veiligheid

Voor de NMBS is de veiligheid steeds een van haar voornaamste aandachtspunten geweest. Na het ongeval in Pécrot verleden jaar werden een aantal belangrijke menselijke en materiële investeringen, waartoe reeds was beslist, sneller uitgevoerd. Tegelijk werd ook beslist om bijkomende maatregelen te nemen. Vandaag halen de treinbestuurders, de verschillende communicatiemiddelen, het rollend materieel, de infrastructuur, de bestaande reglementen en procedures en de opleidingen van het NMBS-personeel nog meer voordeel uit deze investeringen, die moeten bijdragen tot meer veiligheid op het NMBS-net.

De trein is en blijft het meest zekere transportmiddel over land. Deze vaststelling kan alleen maar gemaakt worden dankzij een actieve investeringspolitiek. Die is zowel gericht op de veiligheid als op de waakzaamheid op alle niveaus, zowel bij het hooggekwalificeerde personeel als bij de directie van de NMBS, voor wie de veiligheid steeds een van de hoofdbekommernissen was en is.

Geen elke transportactiviteit is steeds volledig vrij van alle risico. Jammer genoeg is de trein geen uitzondering op dit feit. De tragische gebeurtenissen in Pécrot verleden jaar hebben iedereen er nogmaals van bewust gemaakt dat, in welk activiteitengebied dan ook, men voortdurend moet streven naar en werken aan meer veiligheid.

De NMBS heeft uiteraard niet het dramatische ongeval in Pécrot afgewacht om werk te maken van meer veiligheid op haar 3400 kilometer lange spoornet. Dit ongeval heeft er echter wel voor gezorgd dat het continue proces van reflectie over de veiligheid nog meer werd geïntensifieerd. Hierdoor werden progressief nieuwe belangrijke stappen op vlak van veiligheid op het Belgische spoornet gezet.

Sinds een jaar worden de omstandigheden van het ongeval in Pécrot minutieus geanalyseerd. Zo kan op elk vlak, menselijk en materieel, worden vastgesteld welke maatregelen men moet nemen of versterken om de veiligheid op het hele Belgische

spoornet te optimaliseren.

Verschillende maatregelen, al dan niet voortkomend uit dit ongeval, werden reeds goedgekeurd. Ze worden vandaag reeds uitgevoerd, of zijn bijna in deze fase.

1. De treinbestuurders

Zij hebben uiteraard een belangrijke verantwoordelijkheid op het vlak van de veiligheid. Daarom moeten ze een strenge selectie doorstaan en een veeleisende theoretische en praktische opleiding tot een goed einde brengen. Die opleiding is in de realiteit nooit afgelopen. Ze moeten voortdurend hun kennis en bekwaamheden perfectioneren, om die op een zeer hoog niveau te houden.

Om daarbij te helpen beschikt de NMBS binnenkort over 33 vereenvoudigde besturingssimulators, bovenop de 2 zelfontwikkelde treinsimulators. Met deze nieuwe middelen kunnen alle treinbestuurders oefenen op noodsituaties die niet in de werkelijkheid te creëren vallen. Natuurlijk kunnen ze zo ook aan hun praktische kennis werken en leren om verkeerde gewoontes bij te schaven.

Bovendien zijn er regelmatige sensibiliseringscampagnes, gericht op de treinbestuurders, die over alle aspecten van de veiligheid kunnen gaan (case-studies, aanbevelingen, ...). Hun rijgedrag wordt daarenboven ook gecontroleerd op basis van de analyse ritgegevens die geregistreerd worden door de zwarte doos van hun machine.

De jonge en minder ervaren treinbestuurders krijgen, om hun opleiding te vervolmaken, voortaan een aanvullende opleiding (lessen, oefening op de treinsimulator, rit onder begeleiding). De evaluatie van de praktische opleiding van aspirant-treinbestuuders op het einde van hun stageperiode gebeurt bovendien nog grondiger.

Binnenkort zal een studie een stand van zaken opmaken van de procedure van de opleiding en de omkadering van de treinbestuurders, en eventueel voorstellen tot verbetering formuleren.

2. Communicatie

In afwachting van de realisatie van het radio-numerieke GSM-R netwerk tegen 2007 (kostprijs: 138 miljoen euro), werkt de NMBS momenteel aan de indienstneming en verbetering van de grond-treinverbinding, een radionetwerk. Alle treinbestuurders en –begeleiders beschikken trouwens over een GSM. Vandaag bestaat, dankzij een informatica-toepassing, de mogelijkheid om op elk moment te bepalen welk GSM-nummer gevormd moet worden om de treinbegeleider in een gegeven trein te bereiken.

Bovendien werd een inventaris opgesteld van de communicatiemiddelen tussen de

seinhuizen, de verkeersleiding en verdeelposten van de tractiestroom. Op basis daarvan werden daar waar nodig meer middelen ter beschikking gesteld. Deze middelen worden overigens maandelijks getest. Het personeel werd gevraagd om haar kennis te vervolmaken, zowel van het gebruik van de verschillende communicatiemiddelen die haar ter beschikking gesteld worden, als van de zones van de stroomverdelers. Schematische plannen waarop duidelijk het werkgebied en de telefoonnummers van de verschillende verkeersleidings-centrales en de stroomverdelers staan aangegeven, worden opgehangen boven de regeltabellen van de Regionale Verkeersleiding en in elk seinhuis.

3. Rollend materieel

Wat betreft haar rollend materieel weigert de NMBS steeds elke toegeving op vlak van veiligheid, zowel bij de aankoop als tijdens het onderhoud. Dit materieel moet reeds vanaf de levering conform zijn aan de verschillende veiligheidsnormen. Bovendien wordt een strenge onderhoudspolitiek gevoerd.

4. Infrastructuur

Verschillende maatregelen dragen dagelijks bij tot de hoge veiligheidsgraad op het NMBS-net.

Op de sporen wordt als volgt toezicht gehouden:
- minimaal eens per twee weken systematisch afstappen van de sporen (visuele controle);
- elke 6 maanden worden door een ultramodern meetrijtuig alle geometrische karakteristieken van de sporen en de bovenleiding geregistreerd;
- jaarlijkse controle van de kwaliteit van de rails door ultrasone trillingen.

Het onderhoud van de 6095 km sporen (3471 km in lijnen) wordt dagelijks verzekerd door een 3500-tal personen.

Net zoals de sporen worden ook de bovenleidingen, de voedingsposten en de seininrichting regelmatig gecontroleerd en onderhouden.

De seininrichting die werd ontworpen aan de hand van inmiddels verouderde technologie wordt stelselmatig vervangen door een moderne en geïnformatiseerde seininrichting. Dit maakt een steeds meer gecentraliseerde bediening en controle van het treinverkeer mogelijk en zo worden directe interventies mogelijk. Hierdoor kan op elk moment, wanneer dat noodzakelijk is, een treinrit onderbroken worden.

Momenteel is het de Regionale Verkeersleiding, die in real-time het treinverkeer opvolgt en coördineert. Dit zal in de nabije toekomst nog efficiënter gebeuren door de oprichting van één geïnformatiseerde nationale verkeersleiding.

De Raad van Bestuur van de NMBS heeft op 17 december 1999 beslist om het

Europese ECTS (European Train Control System) in te voeren. In het meerjareninvesteringsplan 2001-2012 wordt voor dit omvangrijke project 306,7 miljoen euro gereserveerd. In de komende jaren moeten hiervoor ruim 8000 signalen en ongeveer 700 aandrijvingsposten worden aangepast.

Het TBL-systeem (Transmission Balise Locomotive) dat al gedeeltelijk op het net aanwezig is en het ECTS (dat wordt ontwikkeld) moeten een betere veiligheid van het treinverkeer waarborgen. Ze zullen er met name voor zorgen dat eventuele menselijke tekortkomingen ondervangen kunnen worden.

5. Sluiting van overwegen

In 20 jaar tijd werden meer dan 1500 overwegen gesloten, wat zowel voor de treinreizigers als de weggebruikers tot een aanzienlijke verbetering van hun veiligheid heeft geleid. Het nog beter beveiligen van de overwegen, waarvan de sluiting onmogelijk of extreem duur is, is eveneens een van de constante doelstellingen in de veiligheidspolitiek van de NMBS.

6. Regelgeving en procedures

De interne regels en procedures bij de NMBS worden, in het kader van de toepassing van Europese directieven, eveneens aangepast. Verschillende regels worden op dit moment herschreven. Verschillende documenten werden herwerkt tot eenvoudige noodfiches die bij incidenten eenvoudig te raadplegen zijn. Hierop staan chronologisch de verschillende te volgen stappen uitgelegd.

7. Het NMBS-personeel

Het NMBS-personeel heeft de sleutel tot de veiligheid van heet spoornet in handen. Daarom moedigt de NMBS haar personeel aan om zich voortdurend bij te scholen. Voor bepaalde personeelscategorieën bestaat een speciale opleiding die toegespitst is op communicatie en toepassing van de veiligheidsvoorschriften in crisismomenten.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 25/03/02

Toujours plus de sécurité sur le réseau de la SNCB

La SNCB a toujours placé la sécurité en tête de ses préoccupations. Cependant, suite à l'accident de Pécrot, il y a un an, d'importants investissements humains et matériels, déjà décidés antérieurement, ont été accélérés tandis que d'autres ont été décidés. Aujourd'hui, les conducteurs de train, les divers moyens de communication, le matériel roulant, l'infrastructure, les réglementations et procédures en vigueur ainsi que la formation du personnel de la SNCB bénéficient encore plus de ces investissements visant à renforcer toujours davantage la sécurité sur le réseau de la SNCB.

Le train est et demeure le moyen de transport terrestre le plus sûr. Ce constat est le résultat d'une politique active d'investissements orientée d'abord vers la sécurité et d'une vigilance de tous les instants tant d'un personnel hautement qualifié que de la direction de la SNCB qui a toujours placé la sécurité en tête de ses préoccupations.

Une activité de transport n'est toutefois jamais complètement dénuée de risque. Le train ne fait malheureusement pas exception à cet état de fait. Les tragiques événements de Pécrot, il y a un an, ont rappelé à tous que, dans quelque domaine d'activité que ce soit, il faut continuellement chercher à faire mieux et plus en matière de sécurité.

La SNCB n'a cependant pas attendu le dramatique accident de Pécrot pour renforcer toujours davantage la sécurité sur son réseau long de 3400 kilomètres. Cet accident a toutefois intensifié encore une série de réflexions permanentes sur la sécurité qui donnent lieu progressivement à une nouvelle avancée significative en matière de sécurité ferroviaire en Belgique.

Depuis un an, les circonstances de l'accident de Pécrot font l'objet d'une analyse minutieuse afin de déterminer, dans chacune des composantes, humaines et matérielles du transport ferroviaire, les mesures à prendre ou à renforcer pour optimiser la sécurité sur l'ensemble du réseau ferroviaire belge.

Nombre de mesures, liées ou non à cet accident, ont d'ores et déjà été approuvées et leur mise en oeuvre est aujourd'hui effective ou en passe de l'être.

1° <u>Les conducteurs de train</u>. Ils assument une part importante de responsabilité dans la sécurité des convois ferroviaires et doivent donc satisfaire à une sélection sévère et une formation théorique et pratique toujours plus exigeante. Leur formation ne prend d'ailleurs

jamais réellement fin puisqu'ils sont appelés à perfectionner sans cesse leurs connaissances et leurs compétences afin de maintenir celles-ci au plus haut niveau.
Pour les y aider, la SNCB disposera prochainement de 33 simulateurs de conduite simplifiés qui s'ajouteront aux deux simulateurs développés qu'elle possède déjà. Ces nouveaux outils permettront à tous les conducteurs de s'exercer davantage à faire face à des situations d'urgence impossibles à créer sur le terrain, d'approfondir leurs connaissances pratiques et d'apprendre à rectifier des comportements erronés.

En outre, les conducteurs sont aussi les destinataires de campagnes de sensibilisation régulières sur tous les aspects touchant à la sécurité (études de cas, recommandations,...) et leur façon de conduire est contrôlée sur base de l'analyse des événements de conduite enregistrés par la « boîte noire » de leur machine.

Par ailleurs, afin de parfaire leur formation, les jeunes conducteurs, moins expérimentés que les anciens, reçoivent désormais une formation complémentaire (cours, exercice sur simulateur, trajet accompagné) et l'évaluation de la formation pratique des élèves conducteurs en fin de stage est renforcée.

Prochainement, une étude fera le point, « l'état des lieux » sur la procédure de formation et l'encadrement des conducteurs, avec propositions éventuelles d'améliorations.

2° Les communications. Dans l'attente du déploiement complet de son réseau radio numérique GSM-R (138 millions d'euros) prévu pour 2007, la SNCB achève actuellement la mise en service et l'amélioration de son réseau radio Sol-Train. Elle a également doté tous ses conducteurs et accompagnateurs de train de GSM. Aujourd'hui, une application informatique permet de déterminer à tout moment quel numéro de GSM former pour atteindre l'accompagnateur d'un train donné.

En outre, un important inventaire des moyens de communication téléphonique entre postes de signalisation, régulateurs de trafic et postes répartiteurs de courant de traction a été réalisé et des mesures ont été prises là où un renforcement de ces moyens était requis. Ceux-ci sont testés mensuellement. Le personnel a été invité à parfaire ses connaissances tant du maniement des divers moyens de communication mis à sa disposition que des zones d'action des répartiteurs de courant. Des plans schématiques indiquant clairement les zones d'actions des différents centres de dispatching et des répartiteurs de courant ainsi que de leurs numéros d'appel respectifs sont apposés au-dessus des tables de régulation des Gestions Régionales du Trafic et des postes de travail au sein de chaque cabine de signalisation.

3° Le matériel roulant. S'agissant de son matériel roulant, la SNCB est toujours totalement intransigeante en matière de sécurité, tant à l'achat que pour l'entretien de celui-ci. Il doit, à la livraison, être en tous points conforme aux diverses exigences de sécurité et fait en outre l'objet d'une politique d'entretien très sévère.

4° **L'infrastructure**. De nombreuses mesures concourent à assurer quotidiennement un haut degré de sécurité sur le réseau de la SNCB.
La surveillance de la voie est organisée comme suit :
- visites systématiques de la voie (contrôle visuel) toutes les deux semaines au minimum;
- enregistrement tous les 6 mois, des caractéristiques géométriques de la voie et des caténaires au moyen d'un autorail de mesure ultra moderne;
- contrôle par ultrasons de la qualité des rails tous les ans.

L'entretien des 6.095 km de voie (3471 km de lignes) est assuré par quelques 3.500 agents oeuvrant au quotidien.
Tout comme la voie, les caténaires, les installations d'alimentation en énergie électrique de traction et la signalisation sont régulièrement contrôlées et entretenues.
La signalisation conçue avec d'anciennes technologies est progressivement remplacée par une signalisation moderne et informatisée permettant une commande et un contrôle de plus en plus centralisés du trafic ferroviaire et une intervention toujours plus directe visant à permettre d'interrompre à tout moment, si nécessaire, la marche d'un train.
De surcroît, la gestion du trafic supervisée et coordonnée en temps réel par les dispatchings régionaux verra son efficience accrue dans un proche avenir par la création d'une direction nationale unique de gestion informatisée du trafic.
Le Conseil d'Administration de la S.N.C.B. s'est prononcé le 17 décembre 1999 en faveur du déploiement du système européen ETCS (European Train Control System). Le plan pluriannuel d'investissement 2001-2012 de la S.N.C.B. prévoit une dépense de 306,7 millions d'euros pour ce vaste projet, qui nécessitera l'adaptation de quelque 8.000 signaux et 700 véhicules.
Le système TBL (Transmission Balise Locomotive) partiellement présent sur le réseau et le système ETCS (en cours de développement) permettent d'assurer une meilleure sécurité de circulation et notamment de pallier les éventuelles déficiences humaines.
5° **La suppression des passages à niveau**. En 20 ans, plus de 1500 passages à niveau ont pu être supprimés, permettant ainsi un accroissement significatif de la sécurité des usagers du rail comme de la route. Le renforcement de la sécurité aux passages à niveau dont la suppression est impossible ou extrêmement onéreuse constitue également un objectif constant de la politique de la SNCB en matière de sécurité.
6° **Les réglementations et procédures**. Dans le cadre de l'application des directives européennes, les procédures et réglementations internes de la SNCB font l'objet d'importantes modifications. Nombre de règlements sont actuellement en cours de réécriture. Divers documents ont également été restructurés sous forme de fiches de secours simples et aisées à consulter pour les situations d'urgence. Elles indiquent chronologiquement les opérations à accomplir.
7° **Le personnel de la SNCB**. Parce que son personnel constitue la clé de voûte de la sécurité sur son réseau, la SNCB stimule et encourage la formation permanente de ses agents. Une formation axée sur la communication et l'application des procédures de sécurité en situation de crise est également dispensée à certaines catégories de personnel.